UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HS3 TECHNOLOGIES, INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

40430N204
(CUSIP Number)

copy to:

     Macdonald Tuskey
c/o William Macdonald
400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
(604) 689-1022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40430N204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Robert A. Morrison is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,749,082 common shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 15,749,082 common shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,749,082 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.06% based on 82,623,836 common shares issued and outstanding as of June 29, 2010
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of HS3 Technologies, Inc. (the “Issuer”). The principal executive offices of the Issuer are located 1800 Boulder Street – Suite 600, Denver, CO 80211.

Item 2. Identity and Background

(a)	Robert A. Morrison

(b)	2045 Pinewood Road, Sedalia, CO 80135

(c)	Mr. Morrison is a businessman.

(d)	Mr. Morrison has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)

Mr. Morrison has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Morrison is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

In November and December of 2005, prior to his appointment as a director and officer of the Issuer, Mr. Morrison acquired an aggregate of 2,377,113 shares of common stock of the Issuer. The shares were purchased with the personal funds of Mr. Morrison.

On March 23, 2007, prior to his appointment as a director and officer of the Issuer, Mr. Morrison acquired 1,000,000 shares of common stock of the Issuer. The shares were purchased with the personal funds of Mr. Morrison

On November 6, 2009, the Issuer and Mr. Morrison entered into a debt settlement and subscription agreement wherein Mr. Morrison agreed to subscribe for 8,469,169 shares of common stock of the Issuer at a purchase price of $0.05 per share, or $423,458. In lieu of a cash payment to the Issuer, the shares of common stock were issued to Mr. Morrison as payment of an outstanding debt owed to Mr. Morrison in the amount of $423,458, and a new subordinated note was issued in the amount of $73,000, the balance remaining under the original subordinated note.

On June 24, 2011, the Issuer and Mr. Morrison entered into a debt settlement and subscription agreement wherein Mr. Morrison agreed to subscribe for 3,902,800 shares of common stock of the Issuer at a purchase price of $0.04445 per share, or $173,479.55. In lieu of a cash payment to the Issuer, the shares of common stock were issued to Mr. Morrison as payment of an outstanding debt owed to Mr. Morrison in the amount of $173,479.55, as full payment of the debt owed. The shares were issued to Mr. Morrison on June 29, 2011.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Mr. Morrison may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Morrison also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Morrison does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of June 29, 2006, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Morrison was 15,749,082 common shares, or approximately 19.06% of the Issuer.

(b)	Mr. Morrison has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 15,749,082 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Morrison has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2011
Dated

/s/ Robert A. Morrison
Signature

ROBERT A. MORRISON
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).